UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 17 November 2011

France Telecom prices a JPY 44.3 billion bond

France Telecom has priced a Samurai bond offering for a total of JPY 44.3 billion:

Currency	Format	Term	Notional	Coupon	Re-offer spread (vs swap)
JPY	Fixed rate	5 years	44.3 billion	1.13%	63 bp

France Telecom has issued this Yen denominated bond, representing an equivalent of approximately 427 million EUR.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction, including the United States, Japan, Australia, Canada, Spain, United Kingdom, Germany or Italy. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of the securities has been or will be made in the United States or elsewhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 17, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations